UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 30, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on May 12, 2023, Fintech Ecosystem Development Corp., a Delaware corporation (the “Company”) terminated that certain Business Combination Agreement, dated as of September 9, 2022 (the “Business Combination Agreement”), by and among the Company, Fama Financial Services, Inc., Rana Financial, Inc. (“Rana”), and David Kretzmer, as the representative of the shareholders of Rana, which gave rise to a dispute that is being litigated in Rana Financial, Inc. v. Fintech Ecosystem Development Corporation, C.A. No. 2023-0680 (LWW) in the Court of Chancery in the State of Delaware (the “Lawsuit”).

On September 30, 2023, the Company and Rana entered into a Settlement Agreement and Release (as amended on October 5, 2023, the “Settlement Agreement”) to resolve the Lawsuit. Pursuant to the Settlement Agreement, the Company shall deliver 2,600,000 (Two Million Six Hundred Thousand) shares of the Company (the “Shares”) to Rana as soon as its registration statement on Form S-1 is declared effective following the consummation of its initial Business Combination (the “Business Combination”).

On October 6, 2023, the Company and Rana filed a stipulation and proposed order of dismissal, which caused the Lawsuit and counterclaims to be dismissed with prejudice, and forever released all claims in any way relating to or arising out of the Business Combination Agreement, the termination of the Business Combination Agreement, or the Lawsuit, subject to the Company’s satisfaction of its obligations under Section 1 of the Settlement Agreement.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FinTech ECOSYSTEM DEVELOPMENT Corp.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

Date: October 6, 2023

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